Exhibit 99.2

BOQII HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE American Ticker: BQ)

Form Of Proxy for Extraordinary General Meeting of Shareholders

to be held on June 26, 2025
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Boqii Holding Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Shares”), to be exercised at the extraordinary general meeting of shareholders of the Company (the “Extraordinary General Shareholder Meeting”) to be held at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China on June 26, 2025 at 9:30 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Shareholder Meeting.

Only the holders of record of the Shares at the close of business on June 4, 2025 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice of and to vote at the Extraordinary General Meeting in respect to the matter requiring shareholders’ vote at the Extraordinary General Shareholder Meeting. The necessary quorum of the Extraordinary General Meeting shall be not less than one-third in nominal value of the total issued voting shares in the Company. This Form of Proxy and the accompanying Notice of Extraordinary General Shareholder Meeting are first being mailed to the shareholders of the Company on or about May 23, 2025.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Extraordinary General Meeting as indicated. You may vote by i) mailing a proxy card to at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, ii) emailing a scanned copy of the proxy card to ir@boqii.com or iii) attending the Extraordinary General Shareholder Meeting and voting in person. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the Extraordinary General Meeting, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Extraordinary General Shareholder Meeting. However, if any other matter properly comes before the Extraordinary General Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, or (ii) by voting in person at the Extraordinary General Meeting. You may contact the Company by i) emailing ir@boqii.com or ii) calling at +86-21-68826799 should you have any questions about the Extraordinary General Shareholder Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to i) the Company’s office at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, or ii) the Company’s email address at ir@boqii.com, as soon as possible and in any event no later than June 24, 2025.

BOQII HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE American Ticker: BQ)

Form of Proxy for Extraordinary General Meeting

to be held on June 26, 2025
(or any adjourned or postponed meeting thereof)

I/We__________________________of ____________________________, being the registered holder of ________________________ordinary shares, par value US$0.001 per share, of Boqii Holding Limited (the “Company”), hereby appoint the Chief Executive Officer of the Company1 or ___________________________ of ______________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China at 9:30 a.m. (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	To approve a reverse stock split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio one (1)-for-one hundred sixty (160);

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
2.	To amend the Articles of Association of the Company Currently in Effect (the “M&A”) to reduce deemed service date for notice served by post under Art 171(a) from five (5) calendar days to three (3) calendar days (the “Amendment to M&A”) counting from the date service is deemed to occur as provided in the M&A;

1.	If any proxy other than the Chief Executive Officer of the Company is preferred, strike out the words “the Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[2]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
3.

Subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the Company’s ADSs, the exchange of ADSs for the corresponding Class A ordinary shares of the Company and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) upon the effectiveness of the Reverse Split.

[2]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

Signature[3]:

Dated _______________, 2025

[3]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.